UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Notice of Small-Scale Share Exchange

On April 24, 2026, the Board of Directors (the “Board”) of Woori Financial Group Inc. (“WFG”), pursuant to Articles 360-2 through 360-14 of the Korean Commercial Code (the “KCC”) and Article 62-2 of the Financial Holding Companies Act (the “FHCA”), resolved to approve the share exchange between the registered common shares of WFG and the registered common shares of TONGYANG Life Insurance Co., Ltd. (“Tongyang”) as a small-scale share exchange (the “Share Exchange”). WFG hereby provides notice of such decision of the Board, the details of which are described below.

1.	The resolution of the Board

A.	Date: April 24, 2026

B.	Purpose: the Board resolves to pursue the Share Exchange, pursuant to Articles 360-2 through 360-14 of the KCC and Article 62-2 of the FHCA.

2.	Summary of the share exchange agreement (the “Share Exchange Agreement”)

A.	Purpose

The shareholders listed on Tongyang’s register, excluding WFG but including Tongyang to the extent that Tongyang acquires any treasury shares pursuant to the exercise of appraisal rights by dissenting shareholders (the “Applicable Shareholders”) will transfer their registered common shares of Tongyang to WFG on the date of the Share Exchange and become WFG’s shareholders by acquiring WFG’s newly issued common shares. As a result of the Share Exchange, WFG will become Tongyang’s wholly-owning parent and Tongyang WFG’s wholly-owned subsidiary.

B.	Allocation of newly issued common shares

WFG will allocate its newly issued common shares to the Applicable Shareholders at an exchange ratio of 0.2521056 common shares of WFG per common share of Tongyang. No new shares will be allocated for any treasury shares that had been held by Tongyang as of April 24, 2026, which will be cancelled prior to the Share Exchange, whereas new shares will be allocated with respect to any treasury shares acquired by Tongyang as a result of dissenting shareholders exercising their appraisal rights. If any fractional shares result from the allocation of WFG’s shares to the Applicable Shareholders based on the share exchange ratio above, WFG will pay an equivalent value in cash to each relevant Applicable Shareholder within one month from the date of the Share Exchange, based on the closing share price of the newly issued shares on their initial listing date.

C.	The types and number of shares WFG will deliver for the Share Exchange

(1)	The type of shares to be delivered by WFG will be registered common shares.

(2)

The total number of shares to be delivered by WFG will be determined by multiplying the total number of Tongyang’s registered common shares held by the Applicable Shareholders as of the date of the Share Exchange by the share exchange ratio as set forth in Paragraph B above. Any fractional shares will be dealt with as provided in Paragraph B above, and the total number of shares to be delivered by WFG is subject to change as a result of any cash payments made with respect to such fractional shares.

D.	Increases in WFG’s capital stock and capital surplus

As a result of the Share Exchange, WFG’s capital stock will increase by an amount equal to the total number of shares to be issued by WFG to the Applicable Shareholders in relation to the Share Exchange multiplied by the par value of KRW 5,000 per share, or KRW 43,484,375,000. The capital surplus of WFG to be increased as a result of the Share Exchange will be an amount equal to the aggregate issue price of WFG’s newly issued shares less the total amount of increase in capital stock determined in this paragraph. However, if the amount so calculated differs from that calculated in accordance with applicable laws and/or the accounting standards adopted by WFG, the amount determined in accordance with such laws and/or accounting standards may be applied as the capital surplus.

E.	Procedure of the Share Exchange

The number of shares newly issued by WFG to the Applicable Shareholders in relation to the Share Exchange does not exceed 10% of WFG’s issued shares. Accordingly, pursuant to Article 360-10(1) of the KCC, the Board will approve the Share Exchange in lieu of a meeting of shareholders.

F.	Date of the resolution of the Board in lieu of a meeting of shareholders

July 24, 2026 (expected)

G.	Date of the Share Exchange

August 11, 2026 (expected)

H.	Other matters to note

(1)	All costs and taxes incurred in connection with the Share Exchange will be borne by the party that incurs such costs or is subject to such taxes.

(2)

In relation to the Share Exchange, the authority to agree to certain matters not determined by the Board, including the detailed timetable, procedures and any changes in the timetable of the Share Exchange, is delegated to the chief executive officer subject to the scope approved by the Board.

(3)	Any matters not set forth in the Share Exchange Agreement will be determined in accordance with the FHCA, the Financial Investment Services and Capital Markets Act of Korea (the “FSCMA”) and the KCC.

(4)

If any of the following events occur under the Share Exchange Agreement, such agreement may lose effectiveness retroactively without requiring any separate action by such parties, or the parties to the Share Exchange Agreement may amend or terminate such agreement by written agreement :

•

In the event that a resolution for the approval of the Share Exchange is not passed by WFG’s Board in lieu of a meeting of shareholders or Tongyang’s extraordinary general meeting of shareholders, the Share Exchange Agreement shall lose effectiveness retroactively without requiring any separate action by the parties thereto.

•

If, after the execution of the Share Exchange Agreement and prior to the date of the Share Exchange, any unavoidable circumstances render it impracticable to maintain the Share Exchange Agreement, including those due to changes in the external environment, including changes in the capital market, the parties thereto may terminate the Share Exchange Agreement by written agreement, and the authority to agree to any such termination shall be delegated to the chief executive officer of each party.

•

If, after the execution of the Share Exchange Agreement and prior to the date of the Share Exchange, any matter relating to the terms and conditions of the Share Exchange Agreement is found to be in violation of applicable laws or accounting standards, the parties thereto may amend the Share Exchange Agreement by written agreement so as to comply with such laws or accounting standards, and the authority to agree to any such amendment shall be delegated to the representative director of each party.

(5)

If any of the following events occur after the execution of the Share Exchange Agreement and prior to the date of the Share Exchange, the relevant party may terminate the Share Exchange Agreement as set forth below or amend the Share Exchange Agreement through consultation with the other party; for the avoidance of doubt, the Share Exchange Agreement may not be terminated after the date of the Share Exchange:

•

By written notice from WFG, if any shareholder holding 20% or more of the total number of issued shares of WFG provides written notice to WFG of its dissent to the Share Exchange pursuant to Article 360-10(5) of the KCC and Article 62-2(2) of the FHCA, unless WFG resolves to proceed with the Share Exchange through the applicable procedures for an ordinary share exchange;

•

By written notice from the other party, if there is a material adverse change in the assets, liabilities, or management conditions of either party (including the commencement of bankruptcy, insolvency, or rehabilitation proceedings);

•

By written notice from either party, if any governmental approvals or permits required in connection with the Share Exchange become definitively unobtainable, if the Share Exchange results in a material and incurable violation of law, or if any other grounds arise that render the continued existence of the Share Exchange Agreement untenable; or

•

By written notice from Tongyang, if the aggregate purchase price payable by Tongyang to its shareholders in connection with the exercise of appraisal rights exceeds KRW 200 billion (such aggregate purchase price to be determined based on the amount calculated in accordance with the FSCMA).

(6)

WFG and Tongyang may enter into one or more separate agreements with respect to any matter requiring additional agreement for the Share Exchange, and any such separate agreement shall be deemed part of the Share Exchange Agreement. If any of the terms and conditions of the Share Exchange, including the share exchange ratio, are changed, the parties shall execute an agreement confirming such change, and such agreement shall be deemed part of the Share Exchange Agreement.

(7)

If the Share Exchange Agreement is terminated or amended due to any of the circumstances described above, or loses its effect pursuant to an event in which a resolution for the approval of the Share Exchange is not passed by WFG’s Board in lieu of a meeting of shareholders or Tongyang’s extraordinary general meeting of shareholders, neither the parties nor their shareholders, officers, employees, agents, or other representatives shall have any liability to the other party under the Share Exchange Agreement or in connection with the Share Exchange.

3.	The company to become a wholly-owned subsidiary through the Share Exchange

A.	Name: TONGYANG Life Insurance Co., Ltd.

B.	Address: 33, Jong-ro (Cheongjin-dong), Jongno-gu, Seoul

4.	Dissent to the Share Exchange

A.	Procedure

Any of WFG’s shareholders listed on WFG’s register as of May 6, 2026 that dissents to the approval of the Share Exchange through a resolution of the Board in lieu of an approval by a meeting of shareholders should submit written notice in the form provided herein as Exhibit A following the below instructions.

(1) If notifying dissent directly to WFG:

Submit the original written notice to the below address:

Address: 51, Sogong-ro (Hoehyeon-dong 1-ga), Jung-gu, Seoul

Attn: IR Department

Telephone: +82-2-2125-2040

(2) If notifying dissent to an account managing agency (e.g., securities companies):

Submit through such agency by the date determined by them (please consult such account managing agency for detailed instructions).

※ With respect to holders of WFG’s American Depository Receipt, Citibank, N.A., the depositary of WFG, hereby informs you that if, as a holder of our ADR, you wish to object to the Share Exchange, you should contact Claire Semple at Computershare at +1-201-222-4774 to request an objection form, and e-mail the completed objection form to claire.semply@computershare.com prior to 4:00 pm (New York time) by May 8, 2026.

B.	Appraisal rights

Shareholders of WFG that dissent to the Share Exchange will not be granted any appraisal rights, as set forth in Article 360-10(7) of the KCC.

C.	The effect of the notice of dissent

If shareholders holding an aggregate of 20% or more of the total number of issued shares of WFG provide written notice to WFG of its intention to dissent to the Share Exchange pursuant to Article 360-10(5) of the KCC, the Share Exchange cannot proceed as a small-scale share exchange. In such case, WFG will determine whether to proceed with the Share Exchange, as set forth in the Share Exchange Agreement.

Note: For more details of the Share Exchange, please refer to the Form 6-K furnished on April 24, 2026, titled “Decisions on Share Exchange” and the registration statement on Form F-4 to be filed at a later date.

[Exhibit A]

[Form of Written Notice of Dissent]

To: Woori Financial Group Inc.

Notice of Dissent to

the Resolution of the Board of Directors

I hereby submit a written notice of dissent to the replacement of the approval at a meeting of the shareholders with a resolution of the board of directors for the small-scale share exchange between Woori Financial Group Inc. and TONGYANG Life Insurance Co., Ltd.

Shareholder number:
Number of shares owned:	common shares
Number of dissenting shares:	common shares

   , 2026

Address:

Date of Birth (Business Registration Number):

Name (Corporate Name):

Signature/Stamp

(Contact number:	)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: May 6, 2026	By:	/s/ Seong Min Kwak
(Signature)
Name: Seong Min Kwak
Title: Deputy President